UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

TURNING POINT THERAPETUICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

90041T 10 8

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,273,618
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,273,618
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,273,618 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:

(1)          Common Stock are held of record by GSK Equity Investments, Limited, formerly known as S.R. One, Limited, an indirect, wholly-owned subsidiary of GlaxoSmithKline plc. Includes 19,958 shares of Common Shares issuable upon the exercise of options granted to Simeon J. George as director’s compensation (the “Options”) that can be exercised now or will become exercisable within the next 60 days, over which the Reporting Person has voting and dipositive power.

(2)          Based upon 46,786,549 of the Issuer’s Common Stock outstanding as of October 29, 2020, including (i) 46,766,591 shares outstanding upon closing of the Issuer’s public offering, as reported in the Issuer’s prospectus dated October 27, 2020 (the “Final Prospectus”) filed with the Securities and Exchange Commission on October 27, 2020 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended and (ii) 19,958 shares issuable upon exercise of the Options.

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Item 1.  Security and Issuer.

This statement on Schedule 13D amends and supplements the statement on Schedule 13D originally filed on April 26, 2019, as subsequently amended by Amendment No. 1 filed on May 26, 2020 (the “Schedule 13D” and as amended by this Amendment No. 2, the “Statement”) with respect to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Turning Point Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10628 Science Center Drive, Suite 200, San Diego, CA 92121. This Amendment No. 2 is filed to reflect its new percentage beneficial ownership in the Issuer, which has changed as a result of (i) additional stock option granted to Simeon J. George as director’s compensation, who is obligated to transfer any shares issued under the Options to GSK Equity Investments, Limited (“GSK Equity Investments”), formerly known as S.R. One, Limited and (ii) an increase in the Issuer’s Common Shares outstanding. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following:

October 2020 Lock-Up Agreement

In connection with the Issuer’s public offering on October 29, 2020 (the “October 2020 Public Offering”), SR One agreed with the underwriters of the October 2020 Public Offering to a lockup-up agreement (“October 2020 Lock-Up Agreement”), a copy of which is attached as Exhibit 5 hereto. Pursuant to the October 2020 Lock-Up Agreement, SR One agreed that they shall not, and shall not cause or direct any of its affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock of the Company, or any options or warrants to purchase any shares of Common Stock of the Company, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock of the Company, (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock of the Company or derivative instruments, whether any such transaction or arrangement would be settled by delivery of Common Stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above, without the prior written consent of Representatives, for a period of 60 days after the date of the underwriting agreement executed in connection with the October 2020 Public Offering.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)	GlaxoSmithKline plc beneficially owns 2,273,618 shares of Common Shares, which represents 4.9% of the of the Common Shares outstanding based on (i) 46,786,549 of the Issuer’s Common Stock outstanding as of October 29, 2020, including (x) 46,766,591 shares outstanding upon closing of the Issuer’s public offering, as reported in the Final Prospectus and (ii) 19,958 shares issuable upon exercise of the Options (as defined below) that are exercisable now or will become exercisable within the next 60 days. The number of shares of Common Shares that GlaxoSmithKline plc beneficially owns (2,273,618) includes the following options to acquire Common Shares (the “Options”) granted to Simeon J. George as director’s compensation:
●	options to purchase 15,000 Common Shares granted on April 22, 2019 with 100% of the shares vesting in 12 equal monthly installments beginning on April 22, 2019. The Options can be exercised at any time as to vested shares, at an exercise price of $27.06, until the expiration date of April 22, 2029; and
●	options to purchase 8,500 Common Shares granted on June 15, 2020 with 100% of the shares vesting in 12 equal monthly installments beginning on June 15, 2020, of which options for the purchase of 4,958.31 Common Stock are exercisable now or will become exercisable within the next 60 days.

The Options can be exercised at any time as to vested shares, at an exercise price of $65.39, until the expiration date of June 14, 2030. Simeon J. George is obligated to transfer any shares issued under the Options to GSK Equity Investments.

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(b)	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 2,273,618 shares of Common Stock described in Item 5a above.
(d)	No person, other than GlaxoSmithKline plc, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by GlaxoSmithKline plc.
(e)	The Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Common Stock on October 29, 2020. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information included in Item 4 is incorporated herein by reference.

Item 7

The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit	Name

5	Form Lock-Up Agreement (dated as of October 23, 2020)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2020

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

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Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Cusip No. 90041T 10 8	13D/A2	Page 7 of 7

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British
Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British